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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)

                                 PubliCARD, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                    744635103
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                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8201
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 2, 2002
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 4)
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CUSIP No. 744635103              SCHEDULE 13D                 Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS Jay S. Goldsmith
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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               7    SOLE VOTING POWER

  NUMBER OF         972,303
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          14,250
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    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         972,303
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    14,250
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     986,553
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.04%
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14   TYPE OF REPORTING PERSON*


     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                        AMENDMENT NO. 15 TO SCHEDULE 13D

         This Amendment No. 15, dated July 8, 2002, to Schedule 13D (this "Statement") is filed on behalf of Jay S. Goldsmith and amends Schedule 13D filed on behalf of Mr. Goldsmith, as previously amended by Amendment No. 14 filed with the Securities and Exchange Commission on June 3, 2002 (the "Schedule 13D"), relating to the common stock, $.10 par value (the "Common Stock") of PubliCARD, Inc., a Pennsylvania corporation (the "Company").

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the close of business on the date of this Statement, Mr. Goldsmith may be deemed, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, to own beneficially 986,553 shares of Common Stock, including 250,000 shares of Common Stock which may be acquired by Mr. Goldsmith within 60 days through the exercise of stock options. Such shares constitute 4.04% of the 24,190,902 shares of Common Stock outstanding as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act. The shares beneficially owned also include 1,250 shares of Common Stock held by Mr. Goldsmith's spouse as to which Mr. Goldsmith may be deemed to have shared voting and investment power but disclaims beneficial ownership. In addition, the shares of Common Stock beneficially owned also include 13,000 shares of Common Stock held by the Balfour Defined Benefits Pension Plan (the "Plan"), for which Mr. Goldsmith is a Trustee and Plan Administrator and in which Mr. Goldsmith is a participant. Mr. Goldsmith has shared voting and investment power over the 13,000 shares of Common Stock, but disclaims beneficial ownership of 7,280 shares of Common Stock held by the Plan (based on Mr. Goldsmith's proportionate interest in the Plan of approximately 44% as of December 31, 1998).

         On July 1, 2002, options to purchase 91,912 shares of Common Stock at a price of $1.3125 per share previously held by Mr. Goldsmith expired in accordance with their terms. On July 2, 2002, 697,500 warrants exercisable into 744,930 shares of Common Stock at a price of $2.30 per share previously held by Mr. Goldsmith expired in accordance with their terms. Accordingly, on July 2, 2002, Mr. Goldsmith ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

         Except as to the shares of the Company's Common Stock held by his wife and the Plan, Mr. Goldsmith has the sole power to vote and dispose of the shares of the Company's Common Stock owned beneficially by him.


                                   * * * * *

                                  Page 3 of 4
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 8, 2002

                                            By: /s/ Jay S. Goldsmith
                                                --------------------
                                                    Jay S. Goldsmith

                                   Page 4 of 4